As filed with the Securities and Exchange Commission on January 28, 2020

1933 Act File No. 333-235485

1940 Act File No. 811-22121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[    ]    Pre-Effective Amendment No.

[X]    Post-Effective Amendment No. 1

and

[X]    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]    Amendment No. 12

PIMCO INCOME OPPORTUNITY FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660 (Name and Address (Number, Street, City, State, Zip Code) of Agent for

Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-235485 and 811-22121) of PIMCO Income Opportunity Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibit h filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended June 30, 2019, 2018, 2017 and 2016; fiscal period ended June 30, 2015; fiscal years ended October 31, 2014, 2013, 2012, 2011, 2010 and 2009.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed August 28, 2019 (File No. 811-22121):

Schedule of Investments as of June 30, 2019

Statement of Assets and Liabilities as of June 30, 2019

Statement of Operations for the fiscal year ended June 30, 2019

Statement of Changes in Net Assets for the fiscal years ended June 30, 2019, 2018 and 2017

Statement of Cash Flows for the fiscal year ended June 30, 2019

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated August 23, 2019

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated November 20, 2007. (1)

a.2	Notice of Change of Trustee and Principal Address dated September 5, 2014. (2)

a.3	Notice of Change of Trustees dated January 16, 2019. (5)

a.4	Notice of Change of Trustees dated January 8, 2020. (6)

b.	Amended and Restated Bylaws of Registrant dated November 20, 2007. (1)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant. (1)

d.3	Form of Share Certificate of the Common Shares. (1)

e.	Terms and Conditions of Dividend Reinvestment Plan. (2)

f.	None.

g.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. (2)

h.	Capital on Demand™ Amended and Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC. (7)

i	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co dated November 13, 2007.(2)

j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co dated September 5, 2014.(2)

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016.(2)

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012, January 4, 2013 and September 5, 2014.(2)

l.	Opinion and consent of Ropes & Gray LLP. (6)

m.	None.

n.	Consent of independent registered public accounting firm. (6)

o.	None.

p.	Subscription Agreement of Allianz Global Investors of America L.P. dated November 12, 2007. (1)

q.	None.

r.1	Code of Ethics of Registrant. (2)

r.2	Code of Ethics of Pacific Investment Management Company LLC. (5)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.(5)

s.1	Powers of Attorney for Deborah A. DeCotis, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV, Alan Rappaport and Craig A. Dawson.(4)

s.2	Power of Attorney for Eric D. Johnson. (4)

s.3	Power of Attorney for Bradley A. Todd. (4)

z.1	Form of Prospectus Supplement for “at the market” offering. (6)

(1)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-146089, 811-22121 (filed November 21, 2007).
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-217471, 811-22121 (filed July 2, 2018).
(3)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-217471, 811-22121 (filed July 12, 2018).
(4)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-217471, 811-22121 (filed October 24, 2019).
(5)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-235485, 811-22121 (filed December 13, 2019).
(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-235485, 811-22121 (filed January 22, 2020).
(7)	Filed herewith.

Item 26:	Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in the Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement incorporated herein by reference.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$	$25,960
Financial Industry Regulatory Authority, Inc. Fees		$29,850
Printing and Engraving Expenses		$42,000
Legal Fees		$60,000
New York Stock Exchange Fees		$36,750
Accounting Expenses		$15,000
Transfer Agent Fees		$0
Marketing Expenses		$0
Miscellaneous Expenses		$0

Total		$209,560

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29:	Number of Holders of Securities

At December 31, 2019:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	87

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of PIMCO, 1633 Broadway, New York, NY 10019 or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.

Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

(a)

For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Income Opportunity Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, and the District of Columbia on the 28th day of January, 2020.

PIMCO INCOME OPPORTUNITY FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

Eric D. Johnson*	President (Principal Executive Officer)	January 28, 2020
Eric D. Johnson

Bradley A. Todd*	Treasurer (Principal Financial & Accounting Officer)	January 28, 2020
Bradley A. Todd

Sarah E. Cogan*	Trustee	January 28, 2020
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	January 28, 2020
Deborah A. DeCotis

David Fisher*	Trustee	January 28, 2020
David Fisher

James A. Jacobson*	Trustee	January 28, 2020
James A. Jacobson

Hans W. Kertess*	Trustee	January 28, 2020
Hans W. Kertess

John C. Maney*	Trustee	January 28, 2020
John C. Maney

Name	Capacity	Date
William B. Ogden, IV*	Trustee	January 28, 2020
William B. Ogden, IV

Alan Rappaport*	Trustee	January 28, 2020
Alan Rappaport

*By: /s/ Adam T. Teufel Adam T. Teufel as attorney-in-fact

*	Pursuant to powers of attorney filed with Post-Effective Amendment No. 3 to the Registration Statement on October 24, 2019.

INDEX OF EXHIBITS

Exhibit	Exhibit Name
h.	Capital on Demand™ Amended and Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC.